

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Charles Alutto
Chief Executive Officer
Sierra Lake Acquisition Corp.
625 West Adams Street
Chicago, IL 60661

> **Re: Sierra Lake Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 9, 2021**
> **File No. 333-253479**

Dear Mr. Alutto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.    In the first sentence of the third paragraph, specify the amount that the the sponsor and Cantor have each agreed to purchase.

2.    In the fourth paragraph specify the per share purchase price of the founder shares.

3.    Please disclose that the representative and/or its affiliates or accounts over which it and/or its affiliates have discretionary authority have expressed an interest in purchasing up to 7.5% of the units to be sold in this offering. We note the disclosure in the last paragraph on page 15.

Founder Shares, page 12

4.    In the fourth bullet point disclose that the anchor investors have agreed to vote any founder shares held by them in favor of your initial business combination. We note such disclosure in the last risk factor on page 30.

General

5.    File the anchor investor agreements as exhibits.

You may contact Becky Chow at 202-551-6524 or William Schroeder at 202-551-3294 if you have questions regarding comments on the financial statements and related matters.  Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance